Filed Pursuant to Rule 433

Registration No. 333-159583

Raymond James Financial, Inc.

April 4, 2011

$250,000,000

4.25% SENIOR NOTES DUE 2016

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Expected Issue Ratings:	Moody’s Investors Service: Baa2 (Stable) / Standard & Poor’s: BBB (Negative)

Type of Security:	Senior Notes

Aggregate Principal Amount:	$250,000,000

Trade Date:	April 4, 2011

Settlement Date:	April 11, 2011 (T+5)

Final Maturity:	April 15, 2016

Benchmark Treasury:	2.250% due March 31, 2016

Treasury Yield:	2.195%

Spread to Benchmark:	T + 210 bps

Re-offer Yield:	4.295%

Coupon:	4.25%

Issue Price to Investors:	99.799%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2011

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 30 basis points

Denominations:	$2,000 denominations and integral multiples of $1,000

Use of Proceeds:	The net proceeds of this offering will be used for working capital and for general corporate purposes. The net proceeds may be temporarily invested prior to deployment for their intended purposes.

CUSIP/ISIN:	754730AC3 / US754730AC39

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	FBR Capital Markets & Co. Raymond James & Associates, Inc. Sandler O’Neill & Partners, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 212-834-4533.